SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003.

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on purchase of treasury stock through ToSTNeT-2 (Thursday February 6, 2003).

2.	Results of purchase of treasury stock through ToSTNeT-2 (Friday February 7, 2003).

3.	Notice with reference to purchase of treasury stock (Wednesday February 19, 2003).

4.	Notice of change of management (Wednesday February 19, 2003).

5.	Notice on purchase of treasury stock through ToSTNeT-2 (Friday February 21, 2003).

6.	Results of purchase of treasury stock through ToSTNeT-2 (Monday February 24, 2003).

February 6, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 210 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on February 7, 2003 to be executed at today’s closing price of ¥328. (No change shall be made in other trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1)	Type of shares to be purchased Shares of common stock of Kubota Corporation

(2)	Number of shares to be purchased 7,000,000 shares

(Notes)

i)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

ii)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on February 7, 2003.

(Reference)

1)	Details on purchase of treasury stock on market, resolved at the ordinary general meeting of shareholders held on June 26, 2002
•	Type of shares to be acquired: Shares of common stock of Kubota Corporation
•	Number of shares to be acquired: Not exceeding 50 million shares
•	Amount of shares to be acquired: Not exceeding ¥20 billion

2)	Total number of shares acquired as of February 6, 2003: 32,555,000 shares

3)	Total amount of shares acquired as of February 6, 2003: ¥10,971,286,000

End of document

February 7, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared yesterday (February 6, 2003).

1. Type of shares purchased:	Shares of common stock of Kubota Corporation
2. Number of shares purchased:	7,000,000 shares
3. Price:	¥328 (Total amount of purchase: ¥2,296,000,000)
4. Date of purchase:	February 7, 2003
5. Method of repurchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

Details on purchase of treasury stock, resolved at the ordinary general meeting of shareholders held on June 26, 2002

•	Type of shares to be acquired:	Shares of common stock of Kubota Corporation
•	Number of shares to be acquired:	Not exceeding 50 million shares
•	Amount of shares to be acquired:	Not exceeding ¥20 billion

End of document

February 19, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice with reference to purchase of treasury stock

Please be advised of the following on the purchase of treasury stock pursuant to Article 210 of the Commercial Code.

1. Term for acquisition:	From January 22, 2003 to February 18, 2003
2. Total number of shares acquired:	13,500,000 shares
3. Total amount of shares acquired:	¥4,337,000,000

(Reference)

Results of purchase as of December 16, 2002

	Number of Shares	Amount of shares
What authorized on purchase of treasury stock at the ordinary general meeting of shareholders held on June 26, 2002	Not exceeding 50 million shares	Not exceeding ¥20 billion
Cumulative results of purchase from June 27, 2002	39,555,000 shares	¥13,267,286,000
Ratio	79.11%	66.34%

End of document

February 19, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice of Change of Management

Please be advised that the Board of Directors of Kubota Corporation (“the Company”) resolved at the Board Meeting held on February 19, 2003 to change Representative Directors as follows:

1.    Contents of change

Name	New Title	Current Title

Osamu Okamoto	Corporate Advisor	Chairman & Representative Director

Yoshikuni Dobashi	Corporate Advisor	President & Representative Director

Daisuke Hatakake	President & Representative Director	Managing Director In charge of Corporate Planning & Control Dept., Finance & Accounting Dept., and PV Business Planning & Promotion Dept., General Manager of Corporate Compliance Headquarters

2.    Name and brief history of the new representative

New title:	President & Representative Director
Name:	Daisuke Hatakake
Birth date:	June 29, 1941
University graduated:	Yokohama City University
Occupational history:	April, 1964	Joined the Company
	June, 1999	Director of the Company
	June, 2001	Managing Director of the Company
	April, 2003	President & Representative Director (scheduled)

3.    Date of assuming office (scheduled)                                    April 1, 2003

End of document

February 21, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation has reached the following decision regarding the specific method of purchase of treasury stock on-market, pursuant to Article 210 of the Commercial Code.

1. Method of purchase

Buy order shall be placed on the Tokyo Stock Exchange’s ToSTNeT-2 (closing-price transaction) at 8:45 A.M. on February 24, 2003 to be executed at today’s closing price of ¥315. (No change shall be made in other trading arrangements or trading times.) This buy order should be restricted to the above-mentioned trading time.

2. Details of purchase of shares

(1) Type of shares to be purchased                                     Shares of common stock of Kubota Corporation

(2) Number of shares to be purchased                                4,370,000 shares

(Notes)

i)	No change shall be made in the number of shares to be purchased. However, some or all of the shares might not be purchased due to market developments or other factors.

ii)	The purchase shall be executed based on the sell order corresponding to the number of shares to be purchased.

3. Announcement of results of purchase

Results of purchase would be announced after completion of the trade at 8:45 A.M. on February 24, 2003.

(Reference)

1)	Details on purchase of treasury stock on market, resolved at the ordinary general meeting of shareholders held on June 26, 2002

•	Type of shares to be acquired: Shares of common stock of Kubota Corporation
•	Number of shares to be acquired: Not exceeding 50 million shares
•	Amount of shares to be acquired: Not exceeding ¥20 billion

2)	Total number of shares acquired as of February 21, 2003: 39,555,000 shares

3)	Total amount of shares acquired as of February 21, 2003: ¥13,267,286,000

End of document

February 24, 2003

To whom it may concern

KUBOTA CORPORATION

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Results of purchase of treasury stock through ToSTNeT-2

Please be advised that Kubota Corporation made the following purchase of treasury stock today as declared on February 21, 2003.

1. Type of shares purchased:	Shares of common stock of Kubota Corporation
2. Number of shares purchased:	4,361,000 shares
3. Price:	¥315 (Total amount of purchase: ¥1,373,715,000)
4. Date of purchase:	February 24, 2003
5. Method of repurchase:	Purchased through ToSTNeT-2 of the Tokyo Stock Exchange (closing-price transaction)

(Reference)

Details on purchase of treasury stock, resolved at the ordinary general meeting of shareholders held on June 26, 2002

•	Type of shares to be acquired:	Shares of common stock of Kubota Corporation
•	Number of shares to be acquired:	Not exceeding 50 million shares
•	Amount of shares to be acquired:	Not exceeding ¥20 billion

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: February 28, 2003	By:	/s/ Daisuke Hatakake
Name: Daisuke Hatakake Title: Managing Director Principal Financial And Accounting Officer